FORM 51-102F3
Material Change Report

Item 1. Name and Address of Issuer
The full name of the Issuer and the address of its principal office in Canada is:
Atna Resources Ltd.
Suite 510 - 510 Burrard Street
Vancouver, B.C. V6C 3A8

Item 2. Date of the Material Change
The date of the material change was April 6, 2006.

Item 3. News Release
The date of issuance of the news release was April 6, 2006.
The news release was disseminated through Canada NewsWire and was filed with the
British Columbia, Alberta, Ontario and Nova Scotia Securities Commissions via SEDAR.

Item 4. Summary of Material Change
The Issuer announced that Pinson Mining Company (PMC) will increase their interest in the Pinson property in Nevada to seventy percent (70%). Under the terms of the agreement, PMC must spend US$30 million on further exploration and development of the property to back-in to a 70% interest. Completion of qualifying expenditures would result in formation of a 70:30 joint venture with PMC holding the 70% interest. If Pinson fails to make US$30 million of qualifying expenditures within 3 years Atna will regain a
70% interest.

Item 5. Full Description of Material Change
The Issuer announced that Pinson Mining Company (PMC) will increase their interest in the Pinson property in Nevada to seventy percent (70%). Under the terms of the agreement, PMC must spend US$30 million on further exploration and development of the property to back-in to a 70% interest. Completion of qualifying expenditures would result in formation of a 70:30 joint venture with PMC holding the 70% interest. If Pinson fails to make US$30 million of qualifying expenditures within 3 years Atna will regain a
70% interest.

Atna's President, David Watkins, said "Atna has discovered an exceptional amount of gold at Pinson and created an opportunity to build a gold mine in a short time period.
Atna shareholders will benefit from the $30 million being spent to add value to the project. The Pinson Mining Company's expenditures will reduce Atna's risk and capital requirements and may create an opportunity to participate in a larger operation. The
Pinson Mining Company decision to back-in exhibits confidence that the Pinson project may satisfy Barrick's operating threshold. Barrick is a well established and reputable operator in the district and can be relied upon to do an excellent job as our partner. The
Pinson property is bound to play a key role in the growth of Atna as a gold exploration and mining enterprise."

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7. Omitted Information
No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer
The name and business telephone number of an executive officer of the Issuer who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted is as follows:
Name: David H. Watkins, President
Telephone: (604) 684-2285

Item 9. Date of Report
DATED at Vancouver, British Columbia this 6th day of April, 2006.
“David H. Watkins”
David H. Watkins, President